

July 9, 2014

Via E-mail
Charles Herlinger
Chief Financial Officer
Orion Engineered Carbons S.à r. l.
15 rue Edward Steichen
L-2540 Luxembourg, Grand Duchy of Luxembourg

>   **Re: Orion Engineered Carbons S.à r. l.**
>   **Amendment No. 1 to Registration Statement on Form F-1**
>   **Filed July 1, 2014**
>   **File No. 333-196593**

Dear Mr. Herlinger:

    We have reviewed your amended registration statement and we have the following comments.

Purpose of the Company, page 165

1.   You have revised your disclosure to state that the purpose of the company "is the creation, holding, development and realization of a portfolio, consisting of interests and rights of any kind and of any other form of investment in entities in the Grand Duchy of Luxembourg and in foreign entities…" Based on the definition of a passive foreign investment company (PFIC) set forth in the last paragraph of page 184, supplementally please explain to us how you arrived at your determination that you do not believe that you are currently or expect to become a PFIC.

Exhibit 5.1 Form of Opinion of Arendt & Medernach

2.   The assumptions regarding the resolutions of EGM 1 and EGM 2 in the second paragraph do not appear appropriate. In this regard, we note that it is not appropriate to assume that a corporate action necessary to authorize the issuance of the securities has taken place. Please see Section II.3.a. of Staff Legal Bulletin No. 19 (CF) for guidance. Please advise or otherwise have counsel revise the opinion to remove these assumptions, including in paragraph (2) of counsel's opinion.

3.   Please have counsel revise paragraph (2) of the opinion to state that the Offered Shares "are" validly issued, fully paid and non-assessable, considering that the Offered Shares are currently outstanding. Please refer to Section II.B.2.h of Staff Legal Bulletin No.19 (CF).

Exhibit 8.1 Form of Opinion of Sullivan & Cromwell LLP

4.   As it appears that counsel has provided a short form opinion, please have counsel revise its opinion to state that the disclosure in the relevant tax consequences section of the prospectus "is" the opinion of counsel. Please refer to Section III.B.2 of Staff Legal Bulletin No. 19 (CF). In addition, please revise the prospectus to identify counsel rendering the tax opinion with respect to U.S. and Luxembourg tax considerations, respectively.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti,

for Pamela Long
Assistant Director

cc: David B. Harms *(via E-mail)*
    Sullivan & Cromwell LLP